June 19, 2009

Mr. Michael R. Clampitt

Ms. Allicia Lam

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

RE:	Form S-4 for 1st Financial Services Corporation
Commission File No. 333-158963
Our File 031133-00072

Dear Mr. Clampitt and Ms. Lam:

We greatly appreciate your comments, and offer the following responses. For ease of reference, we have restated your headings and each comment to which we respond (with updated page numbers).

Form S-4

General

1.

We note that the preferred stockholders have the right to vote on the merger but it appears that the S-4 does not cover the conversion of the AB&T preferred stock to 1st Financial preferred stock. Please revise the last paragraph on page 5 to provide an explanation as to why the S-4 does not cover the conversion and resale of the AB&T preferred stock.

Response: Please review the additional language on page 6.

2.

We note that it appears from the Agreement and Plan of Merger that 1st Financial will file an amendment to the registration statement on Form S-8 to reserve for issuance sufficient shares of 1st Financial Stock for delivery upon exercise of the AB&T Stock Options assumed by it. Please see Compliance and Disclosure Interpretation 126.14 and provide us with an analysis or revise to register all the outstanding options of AB&T.

Response: Thank you for bringing this recent interpretation to our attention. Under Compliance and Disclosure Interpretation 125.02, issued the same day as 126.14, we (a) have added to this registration statement the maximum number of shares to be issued

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

upon exercise of the 1st Financial options into which AB&T options have been converted, and augmented the registration fee accordingly, and (b) will file a post-effective amendment to the Form S-4 on Form S-8 to cover the shares issues upon exercise.

3.	Please provide the information required by Item 201(d) of Regulation S-K for both 1st Financial and AB&T.

Response: As discussed with Ms. Lam, this information is not required in a registration statement under instruction 9 to Item 201(d).

4.	Please consider the updating requirements set forth in Article 3-12 of Regulation S-X and provide an updated consent when filing your next amendment.

Response: We have added the quarter ended March 31, 2009, and updated the consents of the accountants.

Prospectus Summary

5.	Please revise the preamble to state that it provides an overview of the most material aspects of the offering and remove the second sentence.

Response: Please review the revised sentences on page 5.

6.	Please revise to discuss the conversion of outstanding warrants to purchase shares of AB&T common stock in this transaction. Please also revise accordingly any applicable sections which are cross-referenced.

Response: Thank you for pointing this out. Please review the additional language on pages 5, 44 and 45.

7.

We note that on page 8 under the heading “AB&T’s officers and directors have special interests in the merger that are different from AB&T’s shareholders” disclosure that stock options held by AB&T’s directors, officers, and employees will be converted into options to purchase shares of 1st Financial common stock. Please disclose whether they will be accelerated or not and the conversion ratio. In addition, revise to disclose the in the money value, if any.

Response: Please review the additional language on pages 9 and 65. None of these options are in the money.

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

The Merger, page 40

8.	Please revise the preamble to state that it provides an overview of the most material aspects of the offering and remove the second sentence.

Response: Please review the revised sentences.

General, page 40

9.	Please disclose that 1st Financial will pay cash for fractional shares of AB&T common stock that result from the merger.

Response: Please review the additional language added to the first parenthetical in the second bullet.

10.

Please disclose whether Mountain 1st will continue in existence as a wholly-owned subsidiary of 1st Financial, whether Mountain 1st and Alliance will operate independently after the merger, and whether there are any plans to integrate their operations.

Response: Please review the additional language added to the second paragraph under General.

Opinion of FIG Partners, LLC, Financial Advisor to AB&T, page 46

11.	Please disclose the method of selection of FIG Partners, LLC as a financial advisor in connection with this merger. See Item 1015(b)(3) of Regulation M-A.

Response: Unlike many transactions addressed by Regulation M-A, this one involved the investment bankers in an extended period of negotiations leading up to the deal. This one was not the more typical transaction in which the deal was struck and the investment bankers simply were asked to opine on fairness. In this situation, we submit that the disclosure required by Item 1015(b)(3) of the Regulation M-A is furnished in the first paragraph under “Background of the Merger” on page 40.

12.	Please state if AB&T or FIG Partners, LLC recommended the amount of consideration to be paid. See Item 1015(b)(5) of Regulation M-A.

Response: As stated above, this transaction involved extended negotiations in which the investment bankers were involved. We attempted to provide the required disclosures required by Item 1015(b)(5) in the fifth paragraph on page 41. To address this item more clearly, we have added what is now the third sentence of that fifth paragraph, which we would appreciate you reviewing.

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

13.	Please disclose whether FIG received any compensation during the past two years as a result of any material relationship that existed between FIG and AB&T. If so, please provide a narrative and quantitative description of the compensation received by FIG or its affiliates as a result of the relationship with AB&T or its affiliates. See Item 1015(b)(4) of Regulation M-A.

Response: No compensation has been paid by AB&T or Alliance Bank to FIG in the last 24 months. Our understanding of the item is that the absence of such compensation does not have to be disclosed.

Opinion of the Carson Medlin Company, Financial Advisor to 1st Financial, page 53

14.	Please state if 1st Financial or The Carson Medlin Company recommended the amount of consideration to be paid. See Item 1015(b)(5) of Regulation M-A.

Response: As in Comment 12, to address this item more clearly, we have added what is now the third sentence of that fifth paragraph, which we would appreciate you reviewing.

15.

Please disclose whether The Carson Medlin Company received any compensation during the past two years as a result of any material relationship that existed between 1st Financial and Carson Medlin. If so, please provide a narrative and quantitative description of the compensation received by Carson Medlin and its affiliates as a result of the relationship with 1st Financial and its affiliates. See Item 1015(b)(4) of Regulation M-A.

Response: No compensation has been paid by 1st Financial or Mountain 1st to Carson Medlin in the last 24 months. Our understanding of the item is that the absence of such compensation does not have to be disclosed.

Required Regulatory Approval, page 59

16.	We note that you disclose that the merger is subject to approval by the Federal Reserve Bank of Richmond under the Bank Holding Company Act. Please disclose whether other regulatory approvals must be complied with or any other approval must be obtained in connection with the transaction, and if so, the status of such compliance or approval.

Response: Only the Federal Reserve approval is required in this particular transaction. Note, however, that we have revised the language to address the fact that a decision on the application may be made by the Federal Reserve Board in Washington rather than by the Federal Reserve Bank of Richmond under delegated authority.

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

Market and Dividend Information

AB&T’s Common Stock, page 69

17.	We note that you have provided the high and low trading prices for AB&T’s common stock. Please revise to instead provide the high and low bid information. Please also indicate, if applicable, that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See Item 20l(a)(l)(iii) of Regulation S-K.

Response: Thank you for bringing this to our attention. We have revised to provide high and low bid information.

1st Financial Common Stock, page 70

18.

We note that you have provided the high and low closing prices of 1st Financial’s common stock. Please revise to instead provide the high and low bid information. Please also indicate, if applicable, that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See Item 20l(a)(1)(iii) of Regulation S-K.

Response: Thank you for bringing this to our attention. We have revised to provide high and low bid information.

Executive Officers, page 84

19.	For executive officers for whom you do not disclose the term of office of each executive officer and the periods in which each executive officer has served as such, please revise to disclose such information.

Response: Please review additional language on page 85.

Transactions with Related Persons, page 95

20.	We note the disclosure on page 94 that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please revise, if accurate, to state that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response: We have made this revision on page 95.

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

Information about AB&T, page 133

Business

21.	Please provide a more extensive description of AB&T’s principal products and services.

Response: Please see the fuller description we have inserted beginning on page 133.

Beneficial Ownership of Capital Stock, page 137

22.	Please provide the addresses of the shareholders beneficially owning more than 5% of AB&T’s common stock. In addition, provide the name of a natural person as a beneficial owner or as the person with dispositive powers. See Item 403 of Regulation S-K.

Response: Please see the inserted information.

Differences in Capital Stock of 1st Financial and AB&T, page 181

General

23.	Please revise to state that this summary is an overview of the material differences between the rights of holders of 1st Financial common stock and the rights of holders of AB&T common stock.

Response: Please review revised first sentence of the bolded paragraph.

Unaudited Pro Forma Selected Combined Consolidated Financial Statements, page F-87

24.	Please update your pro forma financial statements in accordance with Article 11-02(c) of Regulation S-X.

Response: We have updated these statements to include the first quarter of 2009.

25.	We note your pro forma adjustments related to AB&T’s participation in the TARP. Given that AB&T’s participation in the TARP was not directly attributable to the merger transaction, we believe it would be more appropriate and transparent to present the pro forma effects of the TARP transaction in a separate column from the purchase accounting adjustments. Please revise accordingly.

Response: We now have included only the 3/31/09 pro forma balance sheet as required by Regulation S-X, so the TARP proceeds already are accounted for in Alliance’s balance sheet.

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

26.	We note your pro forma adjustments to reflect your estimated merger costs of $950,000. Please tell us how you considered whether these costs were both factually supportable and expected to have a continuing impact in determining that it was appropriate to include these costs in your pro forma financial statements. Refer to the guidance in Article 11-02(b)(5)-(6) of Regulation S-X and revise as necessary.

Response: Upon review and reconsideration of Article 11-02(b)(5)-(6), the merger expenses are not included in the revised pro forma statements. The merger expenses will be included in the footnotes, and disclosed as an adjustment to combined retained earnings.

27.	We note your pro forma adjustments to reflect the bargain purchase of AB&T in accordance with SFAS 141R. Please tell us how you considered the guidance in Article 11-02(b)(5) of Regulation S-X in determining that it was appropriate to present this gain in your pro forma income statement. Additional information is available in the Division of Corporation Finance Financial Reporting Manual (Section 3310.2) which is available on the SEC website. Please advise and revise as necessary.

Response: Upon review and reconsideration of Article 11-02(b)(5)-(6), the gain on bargain purchase is not included in the revised pro forma statements. This gain will be included in the footnotes, and disclosed as an adjustment to combined retained earnings.

Exhibits

Exhibit 5.01

28.	We note that the legality opinion is limited to matters in existence as of the date hereof. You must opine upon the legality of the securities as of the date of effectiveness. Please revise.

Response: We have removed the phrase “as of this date” in the new opinion.

Exhibit 8.01

29.	We note that [Porter Keadle Moore consents] to be named in the Registration Statement and to the filing of a copy of the opinion as an exhibit. Please also consent to the prospectus discussion of the opinion.

Response: Porter Keadle has added this language to the consent language in its tax opinion.

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

Form 10-K for AB&T Financial Corporation for fiscal year ended December 31, 2008

Executive Officers

30.	In future filings, please include the terms of office and the periods during which each executive officer has served in such position. Please also, in future filings, describe the business experience during the past five years of each executive officer.

Response: AB&T has confirmed that it will include this disclosure in future filings. Also, it has updated the business experience disclosure in the 10-K/A filed in response to comment # 31.

31.	We note that neither Daniel Ayscue nor any of the directors have signed the Form 10-K. Please file a full amendment with the necessary signatures.

Response: The amendment has been filed.

Form 10-Q for AB&T Financial Corporation for period ended March 31, 2009

Signatures

32.	In future filings, please date the signature page.

Response: AB&T has confirmed that it will do so in future filings.

Form 10-K for 1st Financial Services Corporation for fiscal year ended December 31, 2008

General

33.	Please tell us why you have not included the compensation committee’s certification that it has reviewed with senior risk officers the senior executive officers’ incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution. Please tell us why you have not included this certification. Refer to TARP Capital Purchase Program, Interim Final Rule, 73 FR 62205, October 20, 2008.

Response: Section 30.5(b) provides that financial institutions with securities registered with the SEC “should provide this certification in the Compensation Discussion and Analysis required pursuant to Item 402(b) of Regulation S-K.” As a smaller reporting company, however, 1st Financial is not required to and did not provide a Compensation Discussion and Analysis. See S-K Item 402(l) and (m). It also was not a private financial institution to which Section 30.5(c) applied. Consistent with the revised Section 30.5(c) published and effective June 15, 2009, which sets forth standards for smaller reporting companies, 1st Financial will

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

provide the required certifications to its primary regulatory agency and to the Treasury.

Management’s Discussion and Analysis of Financial Position and Results of Operations Asset Quality — Nonperforming Assets, page 50

34.	We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. For example, your nonperforming assets as of December 31, 2008 ($12.9 million) were eight times the amount of nonperforming assets at December 31, 2007 ($1.3 million). During this same time period you increased your allowance by only 19%-from $7.6 million at December 31, 2007 to $9.0 million at December 31, 2008. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses.

Response: We will revise our future filings to more clearly highlight significant changes in the allowance for loan losses.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

(G) - Restricted Equity Securities, page 67

35.	Please revise your future filings to clearly disclose your accounting policy related to your restricted equity securities, including when and how you assess these securities for impairment.

Response: We will revise future filings to clearly disclose the accounting policy related to restricted equity securities, including when and how these securities are assessed for impairment.

(T) - Stock Compensation, page 70

36.	We note your disclosure that you do not believe that OTC quoted prices reflect an accurate value of your stock and therefore engaged an investment banker to assist in the value of your stock as of June 2005. Please address the following with respect to this disclosure:

•

For purposes of calculating the fair value of your stock options under SFAS 123R, clarify whether the inputs to your Black-Scholes option pricing model include OTC quoted prices or whether you continue to derive a value for your stock using an alternative valuation approach; and

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

•

To the extent that this alternative valuation approach was only used to calculate the value of your stock in prior periods in which stock-based compensation was accounted for under APB 25, please consider whether this disclosure continues to be relevant in your current filings.

Response: Inputs to the Black-Scholes pricing model include OTC quoted prices. We no longer use the alternative valuation approach. We will discontinue the disclosures regarding this discontinued valuation methodology, and have revised the disclosure accordingly.

37.	As a related matter, please tell us why you believe the table on page 72, continues to be relevant given that you have accounted for stock based compensation in accordance with SFAS 123R for all periods presented in your filing. Alternatively, please consider removing this disclosure from future filings.

Response: We will remove the disclosure in future filings.

Note 16 - Fair Value of Financial Instruments, page 88

38.	In the interest of clarity, please revise future filings to separately disclose those assets and liabilities measured at fair value on a recurring basis from those measured at fair value on a nonrecurring basis. For example, you disclose that the table on page 90 includes assets and liabilities measured at fair value on a recurring basis; however, this table includes certain assets (mortgage loans held for sale and impaired loans) which are presumably measured at fair value on a nonrecurring basis.

Response: We will revise future filings to separately disclose those assets and liabilities measured at fair value on a recurring basis from those measured at fair value on a nonrecurring basis.

Form 10-Q for 1st Financial Services Corporation for period ended March 31, 2009

Notes to Financial Statements

Note 7 - Subsequent Event, page 11

39.	We note your disclosure that Silverton Bank was closed by the OCC on May 1, 2009 and that you intend to write off your investment in Silverton Bank during the second quarter of 2009. Please address the following with respect to this bank closing:

•	Describe the procedures you performed as of December 31, 2008 and March 31, 2009 in determining that your investment in Silverton Bank was not impaired as of those dates; and

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

•	Explain how you determined that the closing of Silverton Bank was not a Type I subsequent event that would require recognition in your March 31, 2009 financial statements.

Response:

General

Silverton was a “Bankers’ Bank” that provided services to other banks. On May 1, the FDIC closed Silverton Bank with no public notification and continued the Bank’s operations via Silverton Bridge Bank while continuing to hold negotiations to sell the Bridge Bank to outside investors. We performed several procedures to assess both the financial strength of Silverton as well as the events that caused the bank’s closing and related loss of our investment, including the various regulatory steps involved. Described below is our assessment of Silverton and our investment.

December 31, 2008

At December 31, 2008, we reviewed Silverton Bank’s previous and current quarterly call reports filed with the FDIC. At December 31, 2008, Silverton was considered well capitalized with an almost 11% total capital ratio. At the time, we considered this ample evidence that no impairment existed at December 31, 2008.

March 31, 2009 Call report

We reviewed the March 31, 2009 report and noted the Bank had deteriorated to a 5% total capital ratio, primarily as a result of an increase in the estimate for the Allowance for Loan Losses (ALL) of $70 million. This estimate caused the bank’s ALL to be approximately 5% of total loans, which is well in excess of industry averages and which provided significant reserves against future losses. As an investor, we believed that potential future losses would be recognized against this reserve and not our equity position. We also noted that the bank still had $49 million of positive capital. In other words, it was not insolvent. Although Silverton’s financial condition had deteriorated, we believed Silverton could continue to function within the FDIC’s capital guidelines (as discussed below). Based on our experience with the FDIC, there are phases and steps leading up to a bank failure, and we did not believe that Silverton was in an untenable situation at March 31, 2009.

Similar institutions and regulatory actions concerning those institutions

Also as part of our assessment, we noted there were several other Bankers’ banks with similar issues as Silverton that were not closed by FDIC. For example, The Banker’s

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

Bank of Oklahoma City, OK had capital ratios below the regulatory minimum at March 31, 2009 and was not closed. We considered this when analyzing whether the FDIC closed Silverton as a result of its losses and exposure that existed as of March 31, 2009, or as a result of other catastrophic factors that occurred subsequent to March 31, 2009. One of the concerns regarding Silverton was its high concentration of commercial real estate loans. In our analysis, we noted that several bankers’ banks have concentrations ranging from 427% to 530% of capital and have not been closed by regulators. We considered this when analyzing whether FDIC closed Silverton as a result of its losses and exposure as of March 31, 2009, or as a result of other factors occurring subsequent to March 31, 2009.

Silverton’s Regulatory Communications and other banks with similar communications

On February 26, 2009, the OCC requested a business plan and a capital plan within 45 days that would cover a period of three years. These types of requirements occur frequently between banks and their primary regulators and rarely result in bank closings. We noted numerous community banks that are under regulatory agreements for similar reasons and have not been closed. For example, numerous Cease and Desist Orders, Memorandums of Understanding, and other agreements have been issued against banks recently, including 7 in April against banks in Georgia (where Silverton was based), which have not resulted in bank closures. This supports our belief that the regulators intended to correct certain issues at Silverton, but did not plan to close the bank at March 31, 2009. We considered this when analyzing whether FDIC closed Silverton as a result of its losses and exposure as of March 31, 2009, or as a result of other factors occurring subsequent to March 31, 2009.

Silverton’s Capital Plan

As part of the business and capital plans previously mentioned, Silverton was required to raise capital within 150 days. It was our understanding that the federal regulators had decided to allow Silverton the opportunity to stay open and were providing a minimum of 150 days with an outlook for the next three years, indicating that the regulators, at March 31, 2009, were allowing Silverton to stay open indefinitely under the assumption it could raise capital. We considered this in our assessment of Silverton’s situation, and we believed at March 31, 2009 the situation was such that Silverton was a going concern. Further, we believe the timelines of 150 days and 3 years indicate that Silverton was viewed by its regulator as being able to stay in business for at least that length of time.

According to a press release dated April 21, 2009, Silverton was evaluating recapitalization proposals (in compliance with the regulatory request). In light of the previously discussed 150 day time period to raise capital and the three year business plan requested by regulators, we believe that the FDIC closed Silverton because it did not believe Silverton could recapitalize within the FDIC’s time constraints. In other words, it

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

appeared to have been a going concern and would not have been taken over and rendered worthless if it could have obtained capital. We considered the market events, such as the drying up of access to capital and the inability to raise capital due to the current market disruptions, to be an event in itself that caused Silverton to not be able to proceed with business that is normal in its regulatory environment and which led directly to its closing by FDIC.

Summary

The entirety of our analysis indicated that the intent of the bank and its regulators as of March 31, 2009 was to stay open and to raise capital. Had Silverton been given the allotted time and able to raise the capital requested by regulators, the bank would have been allowed to stay open and our investment would not have been impaired in any material manner. We believe that the event leading directly to Silverton’s closing, and thus to the loss of our investment, was the inability to raise capital. As a result, we believe this qualifies as a Type II transaction (a transaction caused by an event after the date of the financial statements) that should be disclosed but not recorded until the period in which it occurred. We believe we appropriately disclosed the item as a subsequent event and recorded the loss in the second quarter.

In connection with the foregoing responses, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt

Ms. Allicia Lam

June 19, 2009

Thank you for providing these comments. We will happy to discuss any matter that is unclear. Please let our counsel, Knox Proctor, know if we can answer any other questions or if you have further comments.

Yours very truly,

/S/ Roger A. Mobley

Roger A. Mobley

Chief Financial Officer

ND: 4821-5214-2083, v. 2

Enclosure

cc:	Knox Proctor, Ward and Smith, P.A.

Todd Eveson, Gaeta & Eveson, P.A.